SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

ANDREW L. FOSTER *

BRADLEY A. KLEIN ˜

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

♦ (ALSO ADMITTED IN ENGLAND & WALES)

˜ (ALSO ADMITTED IN ILLINOIS)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO
February 7, 2019	TORONTO

VIA EDGAR

Ms. Mara L. Ransom

Ms. Katherine Bagley

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:                 Pinduoduo Inc.
Registration Statement on Form F-1

Filed February 5, 2019

File No. 333-229523

Dear Ms. Ransom, Ms. Bagley:

On behalf of our client, Pinduoduo Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated February 6, 2019. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Company has requested, via joint acceleration requests filed with the Commission on February 5, 2019, that the Staff declare the effectiveness of the Registration Statement at 4:30 pm Eastern Time of February 7, 2019. The Company would greatly appreciate the Staff’s assistance and support in meeting its timetable.

Registration Statement on Form F-1 filed February 5, 2019

Limitations on Obligations and Liability, page 181

1.              We note that your disclosure in this section appears to conflict. Specifically, on page 182 you state that the jury trial waiver provision in the deposit agreement “does not apply to claims against us made under the federal securities laws.” Yet the disclosure under “Jury Trial Waiver” on the same page states that “[t]he deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws” (emphasis added). Please revise your disclosure to clearly state whether the jury trial waiver provision applies to claims under the U.S. federal securities laws. If the jury trial waiver provision does apply to claims under the U.S. federal securities laws, disclose, if true, that by agreeing to the provision, investors will not be deemed to have waived your or the depositary’s compliance with the federal securities laws and the rules and regulations promulgated thereunder. Finally, provide risk factor disclosure related to the arbitration and jury trial waiver provisions, including but not limited to the enforceability of the provisions, increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders’ ability to bring a claim in a judicial forum that they find favorable.

The Company respectfully advises the Staff that it believes the jury trial waiver provision applies to claims under the U.S. federal securities laws. In response to the Staff’s comment, the Company has made the referenced disclosure on pages 62, 63 and 183 of the Registration Statement.

*                                         *                                         *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com, or Henry Song, partner at Ernst &Young Hua Ming LLP, by telephone at +86-21-2228-2054 or via email at henry.song@cn.ey.com. Ernst &Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures.

cc:                                Zheng Huang, Chairman of the Board of Directors and Chief Executive Officer, Pinduoduo Inc.

Henry Song, Partner, Ernst &Young Hua Ming LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP